FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 20, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group PLC

20 November 2014

RBS Reaches I.T. Incident Settlement

The Royal Bank of Scotland Group plc ("RBS") announces today that it has reached agreement with the Financial Conduct Authority ("FCA") and Prudential Regulation Authority ("PRA") in the United Kingdom for failings in relation to the 2012 I.T. incident. RBS has agreed a penalty of £42m with the FCA and £14m with the PRA. Both these payments are covered by provisions already made by RBS.

Philip Hampton, Chairman of RBS, said:

"Our IT failure in the summer of 2012 revealed unacceptable weaknesses in our systems and caused significant stress for many of our customers. As I did back then, I again want to apologise to all customers in the UK and Ireland that we let down two and a half years ago.

"I am confident that the progress we have made - in increasing the resilience of our I.T. systems through the additional investment of hundreds of millions of pounds and the enhancement of our control structures - has made RBS better able to provide the service our customers expect and deserve. I am also pleased that the regulator acknowledged the steps we took at the time to provide redress to anyone who had lost out as a result of our mistakes."

Simon McNamara, RBS Chief Administrative Officer, said:

"When I first arrived at RBS in 2013, my number one priority was to ensure that any investment in I.T. was targeted in the right areas. As a result, by the end of 2015 we will have invested an additional £750m in enhancing the security and resilience of our IT systems.

A lot has changed and much has been achieved already. Our systems are currently available to customers over 99.9% of the time. By any measure, this is some achievement. But, given the impact that any incident has on our customers, I want to do better."

The FCA and PRA note that RBS has paid £70.3m in redress to UK customers and £460,000 to individuals and firms who were not customers.

RBS has also today fulfilled its commitment to publish its own key findings in relation to the incident. These can be accessed via www.rbs.com.

Investment and improvement in I.T.

In 2013, RBS announced an increased investment of £750m for a three year period, over and above its annual I.T. spend, to enhance the security and resilience of its I.T. systems.

On the specific point of failure in 2012, the batch processing system, significant changes have been made. Since March 2014, RBS has put in place four dedicated and separate batch schedulers for NatWest, RBS, Ulster Bank NI and Ulster Bank ROI, significantly reducing the likelihood of a single scheduler incident impacting more than one brand. Following separation the batch scheduler runs twice as fast as previously, processing around 20 million transactions across four brands per day. 20,000 changes have been made to improve and strengthen the batch environment and reduce the likelihood of future incidents.

Other key areas of improvement are:

-	A mirror bank - This mirrors the bank's systems and data for key customer services so that should a system outage occur, RBS can still process customer transactions while we recover our systems.

-	International payments - RBS has upgraded and improved the supporting infrastructure around its core international payments system.

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Mobile banking - RBS has made the infrastructure that supports its mobile banking app more secure and, thanks to the recent investment, RBS has doubled its capacity for growth in the future. In addition, when things do go wrong, RBS can now recover much more quickly, minimising inconvenience for its customers.

On 12 November 2014, the Central Bank of Ireland announced that it had fined Ulster Bank Ireland Limited EUR 3.5 million in relation to the incident of June 2012.

Accountability

A full accountability review was carried out following the incident. This covered 64 individuals with remuneration adjustments (including voluntary waivers of 2012 bonus awards and reductions of outstanding unvested awards) applicable to 16 individuals. In addition, we applied an 18% reduction in the bonuses for 2012 for Technology Services (the Department then responsible for running I.T.). In total the above actions on pay total c.£6 million. This includes the previously disclosed decision by the then RBS CEO, Stephen Hester and Jim Brown, CEO of Ulster Bank to waive any bonus that might otherwise have been awarded to them in respect of 2012.

For further information contact:

RBS Media Centre	+44 (0) 131 523 4205

Investor Relations	+44 (0) 207 672 1758

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and its current strategies including the on-going simplification of RBS's  structure, rationalisation of and investment in its IT systems and the reliability and resilience of those systems. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	November 20, 2014	By:	/s/ Andrew James Nicholson
			Name:	Andrew James Nicholson
			Title:	Assistant Secretary